UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  March 3, 2022

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

British Columbia	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Shares, no par value

Item 9.  Other Events

On February 28, 2022, Contact Gold Corp. (the "Company", or "Contact Gold") announced that it had posted a technical report (the "Technical Report") relating to its Pony Creek gold project ("Pony Creek", or the "Property") on the Canadian securities regulatory authorities' System for Electronic Document Analysis and Retrieval ("SEDAR").  The Technical Report is also available on the Company's website.

The Technical Report, dated effective and signed February 24, 2022, was prepared by Michael Dufresne, M.Sc., P.Geol., P. Geo., and Fallon T. Clarke, B.Sc., P.Geo., of APEX Geoscience, based in Edmonton, Alberta.

The 100% owned Pony Creek project is one of the Company's two advanced exploration-stage, Carlin-style gold projects in the Nevada.  The Property is strategically located immediately south of Gold Standard Ventures' South Railroad Project.

The Company issued a press release in connection with the posting on SEDAR of the Technical Report.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date  March 3, 2022